UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event filed by Sociedad Química y Minera de Chile S.A. before the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros de Chile) on September 11, 2013.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, September 11, 2013

Mr.

Fernando Coloma C.

Superintendent

Superintendence of Securities and Insurance

Avda. Lib. Bernardo O’Higgins N°1449

Santiago

MATERIAL EVENT

Mr. Superintendent,

We hereby inform that Sociedad Química y Minera de Chile S.A. (SQM), Antofagasta Minerals S.A. and Minera Antucoya have agreed and signed today an amendment to the original mining rights sales contract for the “Antucoya Mining Project”. Such amendment essentially replaces the originally agreed variable annual royalty for a fix amount of US$84 million, which has been already paid along with the signing of this amendment. SQM expects that the above will contribute with a positive net effect to results of the third quarter of 2013 of approximately US$67 million. This transaction falls within SQM’s systematic metal exploration program.

We inform this material event according to Articles 9 and 10 second paragraph of Chilean Law N°18,045 and Regulation N°30 of the Chilean Superintendence of Securities and Insurance.

We are at your service to try to clarify any additional questions related to the above.

Best Regards,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Patricio Contesse G.

CEO

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in more than 20 countries and sales in over 100 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Mark Fones. 56-2-24252271 / mark.fones@sqm.com

Forward-looking statements

Statements made herein concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or segment line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” or “will.”

Any forward-looking statements are estimates that reflect the best judgment of SQM management based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements should be considered in light of those factors. The Company does not undertake to update any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: September 11, 2013.